The Prudential Series Fund

655 Broad Street, 17th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

May 14, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata

Re:	The Prudential Series Fund: Form N-1A
Post-Effective Amendment No. 83 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 86 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 002-80896
Investment Company Act No. 811-03623

Dear Mr. Zapata:

We filed through EDGAR on March 13, 2020 on behalf of Government Money Market Portfolio (the "Portfolio"), a series of The Prudential Series Fund (the "Registrant"), Post-Effective Amendment No. 83 to the Registration Statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 86 to the Registration Statement under the Investment Company Act of 1940 (the "1940 Act") (the "Amendment"). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new share class to the Portfolio of the Registrant.

This letter responds to the Staff's comments on the Amendment that you conveyed by telephone on May 1, 2020. For your convenience, a summary of the Staff's comments is included herein and the Portfolio's responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 87 to the Registrant's registration statement to be filed under Rule 485(b) with effectiveness designated for May 15, 2020.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff's comments and the Registrant's proposed responses are set forth below.

PROSPECTUS:

1.Comment: Significant market events as a result of the Covid-19 pandemic have occurred since the filing of this Amendment. Please consider whether additional risk disclosure should in included. If no additional disclosure is needed, supplementally explain why no additional disclosure is required.

Response: The Registrant affirms that the Registration Statement has additional risk disclosure that specifically addresses the market impact of global events such as infectious disease epidemics, such as the Covid-19 pandemic. As such, the Registrant respectfully submits no additional risk disclosure is required.

2.Comment: With respect to the "Economic and Market Events Risk," consider whether additional enhancements should be noted to address the Covid-19 pandemic.

Response: The Registrant respectfully submits that other risk disclosure that is included in the Registration Statement address the market impact of global events such as the Covid-19 pandemic. As such, the Registrant respectfully submits no additional risk disclosure is needed.

3.Comment: Please consider rearranging the "Principal Risks" section, so that more significant risks are located at the beginning of the section. The Staff notes that the remaining Principal Risks may be alphabetized.

Response: The Registrant confirms that the Principal Risks have been rearranged to reference the most significant risks at the beginning of the section. The additional Principal Risks appear in alphabetical order.

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Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

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